Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

March 18, 2010

$1,500,000,000
3.500% SENIOR NOTES DUE MARCH 23, 2015

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse AG, acting through its New York Branch
Note type:	Senior Fixed-Rate Notes
Ratings:	Moody’s: Aa1 (Outlook Negative) Standard & Poor’s: A+ (Outlook Stable) Fitch: AA- (Outlook Negative)
Minimum denomination:	$250,000 x $1,000
Trade date:	March 18, 2010
Settlement date:	March 23, 2010 (T+3)
Maturity date:	March 23, 2015
Principal amount:	$1,500,000,000
Benchmark:	UST 2.375% due February 28, 2015
Benchmark yield and price:	2.410% or 99 – 26 3/4
Re-offer spread:	T + 112.5 bps
Re-offer yield to maturity:	3.535%
Coupon:	3.500%
Public offering price:	99.841%
Gross spread:	0.35%
Net proceeds to Issuer:	$1,492,365,000
Interest payment dates:	March 23 and September 23. First payment on September 23, 2010.
Day count:	30/360
CUSIP:	22546QAE7
ISIN:	US22546QAE70
Sole bookrunner (99.25%):	Credit Suisse Securities (USA) LLC
Co-managers (0.25% each):	Aladdin Capital LLC MFR Securities, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement, including a prospectus, a prospectus supplement, and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.